SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-53801

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cullman Savings Bank Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cullman Bancorp, Inc.
316 Second Avenue, S.W.
Cullman, Alabama 35055

SUMMARY ANNUAL REPORT FOR

CULLMAN SAVINGS BANK PROFIT SHARING PLAN

This is a summary of the annual report for the CULLMAN SAVINGS BANK PROFIT SHARING PLAN (Employer Identification Number 63-0052835) for the plan year 01/01/2011 through 12/31/2011. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $ 19,639. These expenses included $14,826 in administrative expenses and $4,659 in benefits paid to participants and beneficiaries, and $154 in other expenses. A total of 41 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $2,447,765 as of the end of the plan year, compared to $1,903,947 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $543,818. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $563,457, including employer contributions of $306,463, employee contributions of $0, other contributions of $0 and earnings from investments of $256,994.

Information Regarding Plan Assets

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 01/01/2011 and therefore has not had an audit performed.

The plan's assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually and qualifying employer securities and other qualifying assets.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1.	Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call the office of TRACY L. SMITH, who is a representative of the plan administrator, at 316 2ND AVENUE SW, CULLMAN, AL 35055 and phone number, 256-734-1740.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: 316 2ND AVENUE SW, CULLMAN, AL 35055, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N 1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W. Washington, D.C. 20210.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CULLMAN SAVINGS BANK
PROFIT SHARING PLAN

Date: May 24, 2012	By:	/s/ John A. Riley III
John A. Riley III
President and Chief Executive Officer